SCHEDULE A

Transactions in the Shares of Common Stock of the Company by the Reporting Persons During the Past Sixty (60) Days

The following table sets forth all transactions in the shares of Common Stock reported herein effected during the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled “Price Range ($)”, the price reported in the column titled “Price Per Share ($)” is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled “Price Range ($)”. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

06/27/2025	(1,196,526)	10.4587	10.4000 – 10.5000
07/02/2025	(51,865)	11.0030	11.0000 – 11.0044
07/03/2025	(219,647)	11.0374	11.0000 – 11.0618
07/07/2025	(300,000)	11.1033	11.0000 – 11.1500
07/10/2025	(150,896)	11.5036	11.5000 – 11.5106
07/16/2025	(51,718)	11.6302	11.5100 – 11.6590
07/17/2025	(24,033)	11.8176	11.7500 – 11.9450
07/18/2025	(1,172)	11.7595	11.7500 – 11.7900
07/21/2025	(43)	11.7600
07/23/2025	(58,829)	11.7977	11.7500 – 11.8650
07/28/2025	(93,334)	13.1374	13.0000 – 13.3150
07/29/2025	(50,000)	13.0521	13.0000 – 13.1700
07/30/2025	(32,361)	13.0273	13.0000 – 13.0900
07/31/2025	(90,542)	13.0461	13.0000 – 13.1450
08/01/2025	(705)	13.0152	13.0100 – 13.0400
08/04/2025	(200)	13.0100
08/15/2025	(876)	13.0057	13.0000 – 13.0300
08/18/2025	(150,629)	13.0097	13.0000 – 13.1050
08/19/2025	(1,300,000)	13.0014	13.0000 – 13.0500
08/20/2025	(5,000)	13.2515	13.2500 – 13.2550